ASANKO GOLD PROVIDES UPDATE ON ESAASE PROJECT

Vancouver,  British Columbia, February 1, 2019 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is pleased to provide an update on the development of the Esaase Project, which forms part of the multi-pit Asanko Gold Mine (the "AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Asanko.

Highlights:

  Successful completion of Esaase bulk sampling in Q4 2018
  Trial mining operations at Esaase commenced in January 2019, as planned
  Mined 95,899 tonnes @ 1.2 g/t in January 2019 @ 0.5g/t cut off grade
  Development decision by JV partners to proceed with Esaase development expected Q2 2019
  Updated NI 43-101 expected in Q2 2019

Commenting on the update, Peter Breese, President and CEO, said “The large-scale Esaase deposit provides an exciting near-term organic growth opportunity for the business. Ahead of a decision by the JV partners on the full-scale development plan in Q2 2019, it was appropriate to undertake a bulk sampling and trial mining operation and use the production and technical data to augment the updated Life of Mine plan.  We are very encouraged by the results from the bulk sample and the trial mining so far, with the oxides performing well in the mill, throughput is exceeding expectations and gold recovery is in line with current levels experienced from other feed sources.”

Trial Mining Operation
Esaase is a large-scale permitted greenfields deposit located approximately 27 kilometres from the processing facility. A bulk sample was mined and processed through the central processing facility during Q4 2018, with the Esaase material performing above expectations. The trial mining operation, which commenced in January 2019 and will continue until end of June 2019, is focused on mining the surface oxides of the deposit. Mining is restricted to day shift only, with minimal blasting, and the material is being trucked to the processing facility via the newly commissioned haul road.

Mining rates are expected to approximate 350,000 - 400,000 tonnes per month during this period. Pre-production capital is estimated at US$18 million, of which US$11 million has been spent up to December 2018, and consists of initial infrastructure, mobilization of the mining contractor, initial mining works and the construction of a section of haul road to connect Esaase to the existing AGM haul road network.

Esaase Long-Term Development Plan
In 2017, Asanko published a Definitive Feasibility Study for the AGM, which included the development of Esaase and envisaged an overland conveyor to transport the ore from Esaase to the processing facility as part of the Project 5 Million ("P5M") growth project. The Esaase mine, overland conveyor and the haul road are permitted.

Following the JV transaction with Gold Fields, which was concluded in July 2018, the JV partners undertook a detailed review of the proposed Esaase development plan and associated long-term ore transportation solution. This included a program of in-fill reverse circulation drilling and re-logging of historical core which has helped to better understand the geological controls to mineralization. All the new data is being compiled into updated Mineral Resource and Reserve Estimates.

In addition, other technical aspects such as the geotechnical, hydrogeological and metallurgical design parameters have also been re-evaluated, incorporating recent production data from the bulk sampling and trial mining operation. This, together with the updated Mineral Resource and Reserve Estimates, will result in an updated Life of Mine plan that will confirm the optimal ore transportation solution and associated capital cost that will form the basis of the 2019 long term development plan for Esaase. This will be presented to the JV partners for a development decision in Q2 2019.

Qualified Person Statement
Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards  of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck – Manager, Investor & Media Relations	Andrew J. Ramcharan – SVP, Corporate Development & IR
Toll-Free (N.America): 1-855-246-7341	Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452	Telephone: +1 647 309 5130
Email: alex.buck@asanko.com	Email: andrew.ramcharan@asanko.com

About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the planned operations are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.